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                            [LOGO CANADA NEWSWIRE]

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     News release via Canada NewsWire, Toronto 416-863-9350

                                [CERTICOM LOGO]


ATTENTION BUSINESS/FINANCIAL EDITORS:

CERTICOM REPORTS FISCAL FOURTH QUARTER & YEAR END 2000 RESULTS

     Quarterly Revenue Increased 156% Over Previous Year

     HAYWARD, CA, June 14 /CNW/ - Certicom Corp. (Nasdaq: CERT and TSE: CIC), a leading provider of mobile e-commerce security, today announced results for its fiscal fourth quarter and year-ended April 30, 2000.

     Certicom reported revenue of approximately $4.0 million for the three months ended April 30, 2000, a 156% increase over revenue of approximately $1.5 million in the same period in fiscal year 1999. In addition, revenues increased 20% over revenue of $3.3 million reported in the quarter ended January 31, 2000.

     Certicom posted record revenue of $12.0 million for the year ended April 30, 2000, compared to $4.0 million in fiscal 1999. The rise in revenues was primarily driven by additional licenses for the company's products. For the year, software license revenue rose 247%.

     "We continue to see growth in all of Certicom's key market segments, particularly wireless and mobile e-commerce," said Rick Dalmazzi, president and chief executive officer of Certicom. "One of our key licensee announcements during the quarter was Motorola, who will use our Elliptic Curve Cryptography
(ECC) technology throughout its wireless product offerings."

     Dalmazzi continued, "We also announced our entry into the healthcare industry with key licensee agreements including E-Physician and PlanetRx.com. We see the healthcare market as a key strategic focus for Certicom in the future and we expect to make additional announcements with companies in the healthcare industry over the coming months."

     Total operating expenses for the fourth quarter of the 2000 fiscal year were $10.3 million compared to $5.6 million in the same period of the 1999 fiscal year. This figures included charges of $2.5 million and $1.7 million, respectively, related to depreciation and amortization. For the fiscal year, operating expenses totaled $29.2 million, compared to $20.5 million for the 1999 fiscal year. This figures included charges of $8.4 million and $6.2 million, respectively, related to depreciation and amortization. The overall increase in expenses was attributable to the introduction of new products, the addition of personnel and the relocation of the Company's headquarters to Silicon Valley.

     "Certicom began ramping up personnel and marketing initiatives in advance of the financing completed in early May, which impacted our expenses during the fourth quarter. Specifically, the number of new personnel increased 20% during the fourth quarter. Certicom is committed to becoming the dominant
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player in wireless security and our activities reflect that goal," said Rich
Brounstein, chief financial officer of Certicom.


     Certicom reported a net loss of $4.3 million, or $(0.38) per share excluding $2.5 million of non-cash charges related to goodwill and amortization for the fourth quarter ended April 30, 2000. On an actual basis, Certicom reported a net loss of $6.8 million, or $(0.60) per share for the fourth quarter of fiscal 2000, compared to a net loss of $4.1 million, or $(0.37) per share in the same period a year ago.

     For fiscal 2000 the company posted a net loss of $9.5 million or $(0.85) per share for its fiscal year ended April 30, 2000 excluding goodwill, purchased in-process R&D and amortization charges of $8.4 million compared to $9.2 million or $(0.87) per share for fiscal 1999 excluding $6.2 million in charges related to goodwill, purchased in-process R&D and amortization. On an actual basis for fiscal 2000 the Company posted a net loss of $17.9 million, or $(1.61) per share, compared to a net loss of $16.5 million, or $(1.46) per share in fiscal year 1999.

     New Licensees

     During the fourth quarter, Certicom's sales and business development team successfully closed a number of new licensing agreements in the wireless market segment. Applications included mobile data synchronization, financial software for stock trading, and wireless banking, healthcare and wireless network infrastructure (including WAP proxy servers and browsers, and wireless middleware). The Company also continued to solidify its international presence through licensing agreements with companies including Dynamical Systems Research (United Kingdom), Exalink (Israel), Systor AG (Switzerland) and Integra Micro Systems (India).

     Certicom recently announced licensing agreements with wireless technology leaders including Motorola, Dynamical Systems Research, Exalink, Integra Micro Systems, Neopoint, Neomar, GoAmerica, PayPal, Paradigm 4, and Synchrologic. Additionally, the Company announced that Amazon.com, Auto-trol Technology, BEA Systems, Communities.com, Critical Devices.com, E-Physician, MoneyStream, PlanetRX.com, RSA Security, Sybase, Systor AG and XM Satellite Radio have joined its growing list of innovative technology provider and enterprise e- business customers.

     New Products

     Certicom recently announced the VPN handheld client, a virtual private network (VPN) solution specifically built for today's mobile and wireless devices. Certicom's new offering will be the first handheld-device VPN client to interoperate with a wide range of popular VPN systems, allowing organizations to easily and securely incorporate popular mobile and wireless devices into sensitive corporate VPNs. Initial partners include Alcatel, AXENT Technologies Inc., Check Point, Cisco, Enterasys Networks (formerly Cabletron), Intel Corp., Nortel Networks and Spring Tide Networks. Certicom's VPN client provides major productivity improvements and strategic flexibility to today's enterprise while expanding Certicom's wide range of mobile security products designed specifically to meet the bandwidth and footprint constraints of today's increasingly mobile professional work forces.

     Other recent key product news included Certicom's announcement of a joint venture with CyberSafe Corporation to deliver smart card-enabled security products and services for e-business payments and identity protection. The two companies announced that they will develop and market turnkey solutions that secure the payment systems for e-business applications by combining smart card-based user identity systems with digital signatures, using the existing payment system infrastructures. These solutions will benefit e-commerce merchants and customers by virtually eliminating the opportunity for on-line fraud and ensuring consumer privacy when using the Internet.

     Other announced news in the quarter included the U.S Government's adoption of ECC in the FIPS 186-2 Standard which represents the final endorsement of ECC for protecting the authenticity and integrity of US Government e-business activities. In addition, Certicom announced that Entrust Technologies Inc., CV Cryptovision and Scopus Tecnologia joined the Standards for Efficient Cryptography Group (SECG).
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     About Certicom

     Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m- commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

     Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.


CERTICOM CORP.
Consolidated Statements of Operations
(In thousands of U.S. dollars, except per share data)                 U.S. GAAP
-----------------------------------------------------        ------------------------------
                                                             Three months   ended April 30,
                                                                 2000             1999
                                                             -------------  ---------------
                                                                      (Unaudited)
REVENUES .......................................              $      3,971    $      1,549

COSTS AND EXPENSES
  Selling and marketing ........................                     2,202           1,454
  Research and development .....................                     1,830             678
  Depreciation and amortization ................                     2,497           1,722
  General and administrative ...................                     2,631           1,335
  Purchased in-process research and development                         --              --
  Systems integration ..........................                       874             303
  Cost of hardware sold ........................                       218              94
                                                             -------------  --------------
                                                                    10,252           5,586
                                                             -------------  --------------

OPERATING LOSS .................................                    (6,281)         (4,037)

OTHER EXPENSE ..................................                      (347)            (18)
                                                             -------------  --------------

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
LOSS BEFORE INCOME TAXES .......................               (6,628)         (4,055)

INCOME TAXES ...................................                  200              19
                                                        -------------  --------------
NET LOSS .......................................         $     (6,828)   $     (4,074)

BASIC AND DILUTED NET LOSS PER COMMON SHARE ....         $      (0.60)   $      (0.37)
                                                        =============  ==============
NET LOSS EXCLUDING NON-CASH CHARGES ............               (4,331)         (2,352)
NET LOSS PER SHARE EXCLUDING NON-CASH
 CHARGES .......................................         $      (0.38)   $      (0.22)
                                                        =============  ==============

WEIGHTED AVERAGE NUMBER OF OUTSTANDING
  COMMON SHARES ................................           11,475,594      10,908,901
                                                        =============  ==============



CERTICOM CORP.
Consolidated Statements of Operations
(In thousands of U.S. dollars, except per share data)              U.S. GAAP
-----------------------------------------------------   ------------------------------
                                                              Year ended April 30,
                                                             2000             1999
                                                        -------------  ---------------
REVENUES .......................................         $     12,040     $      4,042
                                                        -------------  ---------------

COSTS AND EXPENSES
  Selling and marketing ........................                6,616            6,087
  Research and development .....................                4,446            3,240
  Depreciation and amortization ................                7,861            5,063
  General and administrative ...................                7,099            4,277
  Purchased in-process research and development                   535            1,151
  Systems integration ..........................                2,080              587
  Cost of hardware sold ........................                  579              125
                                                        -------------  ---------------
                                                               29,216           20,530
                                                        -------------  ---------------

OPERATING LOSS .................................              (17,176)         (16,488)

OTHER INCOME/EXPENSE ...........................                 (359)           1,015
                                                        -------------  ---------------

LOSS BEFORE INCOME TAXES .......................              (17,535)         (15,473)

INCOME TAXES ...................................                  334              (92)
                                                        -------------  ---------------
NET LOSS .......................................         $    (17,869)    $    (15,381)

BASIC AND DILUTED NET LOSS PER COMMON SHARE ....         $      (1.61)    $      (1.46)
                                                        =============  ===============
NET LOSS EXCLUDING NON-CASH CHARGES ............               (9,473)          (9,167)
NET LOSS PER SHARE EXCLUDING NON-CASH
 CHARGES .......................................         $      (0.85)    $      (0.87)
                                                        -------------  ---------------

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
WEIGHTED AVERAGE NUMBER OF OUTSTANDING
 COMMON SHARES .................................                11,127,522      10,516,424
                                                             =============  ==============

CERTICOM CORP.
Consolidated Balance Sheets
(In thousands of U.S. dollars)                                      U.S. GAAP
------------------------------                           -----------------------------
                                                                    April 30,
                                                              2000           1999
                                                         ------------    -------------
ASSETS

CURRENT
  Cash .............................................         $ 10,508         $  1,400
  Marketable securities, available for sale ........            2,550           12,678
  Accounts receivable (net of allowance
   for doubtful debts of $161 and $13) .............            5,977            2,076
  Inventories ......................................              218              396
  Prepaid expenses and deposits ....................            1,740              641
                                                         ------------    -------------
                                                               20,993           17,191

CAPITAL ASSETS .....................................            5,213            2,837

PATENTS ............................................              873              518

ACQUIRED INTANGIBLES ...............................           24,437           21,069
                                                         ------------    -------------
TOTAL ASSETS .......................................         $ 51,516         $ 41,615
                                                         ============    =============

LIABILITIES

CURRENT
  Accounts payable .................................         $    974         $    521
  Accrued liabilities ..............................            2,107              986
  Income taxes payable .............................              430              220
  Deferred revenue .................................              909              402
  Note payable .....................................           10,000             --
                                                         ------------    -------------
                                                               14,420            2,129

LEASE INDUCEMENTS ..................................            1,105              315
                                                         ------------    -------------
                                                               15,525            2,444
                                                         ------------    -------------

SHAREHOLDERS' EQUITY

Common shares
  Authorized: unlimited
  Issued and outstanding:
   (11,543,933 and 10,911,877) .....................           80,859           67,840
  Additional paid-in capital .......................           11,922           10,266
  Accumulated other comprehensive loss .............           (2,497)          (2,511)
  Deficit ..........................................          (54,293)         (36,424)
                                                         ------------    -------------

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
TOTAL SHAREHOLDERS' EQUITY .........................                35,991         39,171
                                                             -------------  -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........              $ 51,516       $ 41,615
                                                             =============  ==============

%SEDAR: 00003865E



-30-

For further information: Company Contacts: Rich Brounstein, CFO, Certicom Corp.,
(510) 780-5325, rbrounstein(at)certicom.com; Starla Ackley, IR Manager, Certicom Corp., (510) 780-5404, sackley(at)certicom.com; Agency Contacts: Lillian Armstrong (Analysts), Lippert/Heilshorn & Associates, Inc., (415) 433-3777; Pamela Rigler (Media), Lippert/Heilshorn & Associates, Inc., (212) 838-3777